UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**

☐ **Form C-U: Progress Update:**

☐ **Form C/A: Amendment to Offering Statement:**

    ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**

☑ **Form C-AR: Annual Report**

☐ **Form C-AR/A: Amendment to Annual Report**

☐ **Form C-TR: Termination of Reporting**

1. Name of issuer:	BlaqClouds Inc.
Legal status of issuer	
Form:	C-Corp
Jurisdiction of Incorporation/Organization:	NEVADA
Date of organization:	07-11-2019
Physical address of issuer:	Lv35 Gas Company Tower, 555 W5th Street, Los Angeles California, 90017
Website of issuer:	https://blaqclouds.com

Current Number of Employees: 0

Total Assets:	Most recent fiscal year-end:	3869.99	Prior fiscal year-end:	-10925.84
Cash & Cash Equivalents:	Most recent fiscal year-end:	697.24	Prior fiscal year-end:	-14098.59
Accounts Receivable:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Short-term Debt:	Most recent fiscal year-end:	1342252.23	Prior fiscal year-end:	1328153.64
Long-term Debt:	Most recent fiscal year-end:	1676373.88	Prior fiscal year-end:	1693115.94
Revenues/Sales	Most recent fiscal year-end:	0	Prior fiscal year-end:	38718.88
Cost of Goods Sold:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Net Income:	Most recent fiscal year-end:	-153965.34	Prior fiscal year-end:	-607744.56

GENERAL INSTRUCTIONS

I.   **Eligibility Requirements for Use of Form C**

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III. Information to be Included in the Form

Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

> A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

> In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

> The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer;

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(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	*Troy Davis*
Dates of Board Service:	9/16/2016 - Present
Principal Occupation:	CEO
Employer:	BlaqClouds Inc
Dates of Service:	9/16/2016 - Present
Employer's principal business:	SaaS Software Development
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	Director
Dates of Service:	9/16/2016 - Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	BlaqClouds Inc
Employer's principal business:	Los Angeles
Title:	CEO
Dates of Service:	9/16/2016 - Present
Responsibilities:	General Management of Company

Officers (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	*Troy Davis*
Title:	President
Dates of Service:	9/16/2016 - Present
Responsibilities:	General Company Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	Secretary
Dates of Service:	9/16/2016 - Present
Responsibilities:	General Accounting Practices
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	BlaqCLouds Inc
Employer's principal business:	Los Angeles
Title:	Secretary
Dates of Service:	9/16/2016 - Present
Responsibilities:	General Accounting Practices

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Troy Davis	5,000,000 Pref	2.6%
Troy Davis	91,124,000 Com	48.1%
Richard Jelacic	58,726,923 Com	31%

(d) A description of the business of the issuer and the anticipated business plan of the issuer;

BlaqClouds was founded in 2016 as a private company developing SaaS technology platforms and other global projects. A major shift in focus of the entire company eventuated during the Covid 19 period of 2020. Blaqclouds identified a void in the online community portal market and began developing a brand around developing trust for local communities to use a platform called SafeStreets. https://safestreets.online
This was a massive undertaking during the most difficult year in our 30-year history. However, after many months of research, learning, scoping, developing, and trial and error - SafeStreets is now a reality. BlaqClouds is now 100% focused on the opening of its platform for new online communities to be formed around the world.

As a result of COVID the company has pivoted from a full stack software developer and supplier to offering a full all-inclusive Community Engagement Portal which will house all the previously built software into one major portal(s).

Competition: Amazingly; there is only one company that has a decent market presence and that is Next-door. www.nextdoor.com with a current valuation of $1.5b. They believe they are ready for an IPO with a market cap to be valued at $4b plus. https://www.benzinga.com/money/how-to-buy-nextdoor-ipo-stock/) – After extensive competitor research, we found that nextdoor.com to only have a small percentage of the global market. They also have a very low consumer star review. - We have used this competitors technology and found it to be far less engaging and offers far less consumer value compared to our SafeStreets technology.

Social Media: There is a mass exodus of individuals and groups from Facebook, Twitter, Instagram, etc. There is no real home for people to go. Every other alternate platform has major limitations and only has very limited options for people to converse and have complete anonymity and safety in all forms of communications.

Suggested Pivot for Future Focus:
1) Build-out system for the NAUG (Niche Area user group)
o   SafeStreets Online communities has been directed at residential groups and private housing estates
2) Build-out system for WAUG (Wide Area user group)
o   Church Groups
o   Family Offices
o   Private Clubs
o   Co-Ops
o   Remote Rural Communities
o   Institutions
o   Government Body Administration groups
o   Public Safety Groups
o   Volunteer Groups
o   Sports and recreation groups

(e) The current number of employees of the issuer;

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(f) A discussion of the material factors that make an investment in the issuer speculative or risky;

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

The SEC requires the company to identify risks that are specific to its business and its financial condition.

Risks Relating to Investing in a Start-up Company

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your investment

Risks Relating to Our Company

We may fail if our Crowdfunding for early-stage companies is relatively new.

Crowdfunding (defined as online offerings of the securities of early-stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early-stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early-stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

- **Will there be sufficient market for our products and at what price point?** We will only succeed if there is sufficient demand for our independent research. Subscribers must believe that our product enables them to make better investment decisions, enhances their knowledge of early stage investing, makes the investment and due diligence process more time efficient, and/or provides a more convenient investing experience. Moreover, they must be willing to continue to pay for subscriptions at a level that allows the company to generate a profit.

• **This is a brand-new company.** We were formed in 2019, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

• **We compete with other companies.** A number of competitors exist that either provide online content supporting the crowdfunding industry or aggregate available deals. Not all of these companies currently charge for their services. Currently, no identified competitors exist that are providing this spectrum of services. As crowdfunding grows in popularity, these competitors and other companies may directly compete with us, as limited barriers to entry exist at this point.

• **Our accountant has included a "going concern" note in its review report.** We may not have enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two. Additionally, even if targeted funds are raised, it is likely that we will
need to raise additional funds in the near future.

• **We depend on a small management team.** We depend on the skill and experience of Noelle Randall, George Steir, and Khaleel Steir. Each has a different skill set. Noelle and Khaleel are currently working for the company full-time. George has responsibilities to other companies and is not currently a paid employee. If Regulation Crowdfunding is adopted quickly as a viable way to raise money and demand for our product is high, our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

• **We are controlled by our officers and directors.** Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

• **The company will need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

• **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early-stage companies.

• **We could become subject to regulation.** Our business model involves providing retail investors with online educational content and independent research reports on early-stage companies. Since we do not offer investment advice or analysis nor make investment recommendations in our research reports, we have not registered as an investment adviser with any state or federal securities regulators. As crowdfunding grows, the SEC or other securities regulators may determine that firms such as ours that engage with crowdfunding investors should be regulated. If we do become subject to regulation, we do not know the time and expense it would take to manage compliance issues.

As a new company we have a limited operating history.

The Company was organized on December 2019. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by prerevenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future.

Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:

- fully develop and broaden our technology and product offerings

- acquire customers/tenants

- explore opportunities and alliances with other companies; and

- facilitate business arrangements.

Our success is dependent on our key personnel.

We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions.

Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth.

The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations.

In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows.

Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs.

The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing.

If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources.

Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

We may not be able to protect our intellectual property rights throughout the world.

The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

Litigation regarding patents, patent applications and other proprietary rights may be expensive and time consuming. If we are involved in such litigation, it could cause delays in bringing products to market and harm our ability to operate.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. Other parties may hold or obtain patents in the future and allege that the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization.

In addition, third parties may challenge or infringe upon our existing or future patents. Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding: the patentability of our inventions relating to our products; and/or the enforceability, validity or scope of protection offered by patents relating to our products.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non- infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may: incur substantial monetary damages; encounter significant delays in bringing our products to market; and/or be precluded from participating in the manufacture, use or sale of our products.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable; however, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Public health epidemics or outbreaks could adversely impact our business.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations and could have an adverse impact on our business and our financial results.

Risks Relating to Our Securities

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol "BCDS" on the OTC PINK Market operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

Because we are subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker- dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

Effect of Amended Rule 15c2-11 on the Company's securities.

 The SEC released and published a Final Rulemaking on Publication or Submission of Quotations without Specified Information amending Rule 15c2-11 under the Exchange Act ("Rule 15c2-11," the "Amended Rule 15c2-11"). To be eligible for public quotations on an ongoing basis, Amended Rule 15c2-11's modified the "piggyback exemption" that required that (i) the specified current information about the company is publicly available, and (ii) the security is subject to a one-sided (i.e. a bid or offer) priced quotation, with no more than four business days in succession without a quotation. Under Amended Rule 15c2-11, shell companies like the Company (and formerly suspended securities) may only rely on the piggyback exemption in certain limited circumstances. The Amended Rule 15c2-11 will require, among other requirements, that a broker-dealer has a reasonable basis for believing that information about the issuer of securities is accurate. Our security holders may find it more difficult to deposit common stock with a broker-dealer, and if deposited, more difficult to trade the securities on the Pink Sheets. The Company intends to provide the specified current information under the Exchange Act but there is no assurance that a broker-dealer will accept our common stock or if accepted, that the broker-dealer will rely on our disclosure of the specified current information.

We do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

Provisions in the Nevada Revised Statutes and our Bylaws could make it very difficult for an investor to bring any legal actions against our directors or officers for violations of their fiduciary duties or could require us to pay any amounts incurred by our directors or officers in any such actions.

Members of our board of directors and our officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances, pursuant to provisions in the Nevada Revised Statutes and our Bylaws as authorized by the Nevada Revised Statutes. Specifically, Section 78.138 of the Nevada Revised Statutes provides that a director or officer is not individually liable to the company or its shareholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (1) the director's or officer's act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (2) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law. This provision is intended to afford directors' and officers' protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. Accordingly, you may be unable to prevail in a legal action against our directors or officers even if they have breached their fiduciary duty of care. In addition, our Bylaws allow us to indemnify our directors and officers from and against any and all costs, charges and expenses resulting from their acting in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood, we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay. Accordingly, our indemnification obligations could divert needed financial resources and may adversely affect our business, financial conditions, results of operations and cash flows, and adversely affect prevailing market prices for our common stock.

Management has broad discretion as to the use of proceeds.

The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.


THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.


<u>Please only invest what you can afford to lose.</u>

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer;

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
Preferred	5,000,000	5,000,000	Yes ☑ No ☐	Yes ☐ No ☑
				Specify:
Common Stock:				
	680,000,000	112,001,711	Yes ☑ No ☐	Yes ☐ No ☑
				Specify:

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered;

None

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

See item (c) above.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and

Risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

(6) A description of the restrictions on transfer of the securities, as set forth in § 227.501;

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms;

Creditor Name(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Mike Dobbs	$31,075.00	18%	After succesful Reg A Offering	
Accrued Salaries - Executives	$1,311,177.23	Not applicable	Not applicable	
Notes Payable - Related Party Investor	$213,006.31	Not applicable	After succesful Reg A Offering	
Equity Payable - Related Party Investors	$601,655.83	Not applicable	After succesful Reg A Offering	
Loans Payable - Related Party Investors	$861,711.74	Not applicable	After succesful Reg A Offering	

(q) A description of exempt offerings conducted within the past three years;

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
2017-03-10 to 2021-06-23	4(a)(2)	Common Stock	$1,845,133	General Operating Capital
2021-11-01 to 2021-12-31	4(a)(2)	Common Stock	$25,000	General Operating Capital

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

No to all

(t) Financial statements

I, Troy Bernard Davis, certify that the financial statements of BlaqClouds Inc. included in this Form are true and complete in all material respects.

DocuSigned by:

X _Troy Davis_
9E45D9E39A83403

Troy Bernard Davis
President.

BLAQCLOUDS COMPARATIVE FINANCIAL STATEMENTS

For the years ended 2020 & 2021





BlaqClouds Inc.

Balance Sheet Statement

As of 31 December 2020 & 2021

	2021	2020
Assets	**USD**	**USD**
Current Assets		
Cash and Bank Balances	697.24	(14,098.59)
Total Current Assets	**697.24**	**-14,098.59**
Non-Current Assets		
Computer Equipment	3,172.75	3,172.75
Total Non-Current Assets	**3,172.75**	**3,172.75**
Total Assets	**3,869.99**	**(10,925.84)**
Liabilities and Owners Equity		
Liabilities		
Current Liabilities		
Note Payable	31,075.00	31,075.00
Accrued Salaries	1,311,177.23	1,297,078.64
Total Current Liabilities	**1,342,252.23**	**1,328,153.64**
Non-Current Liabilities		
Notes Payable - Related Party	213,006.31	213,006.31
Equity Payable – Related Party	601,655.83	601,655.83
Loans Payable	861,711.74	878,453.80
Total Non-Current Liabilities	**1,676,373.88**	**1,693,115.94**
Total Liabilities	**3,018,626.11**	**3,021,269.58**
Equity		
Common Stock (outstanding)	122.26	97.26
Additional Paid-In Capital	688,104.93	550,253.04
Owner's Current Account	31,527.28	(2,000.46)
Retained Earnings (Deficit)	-3,580,545.26	(2,972,800.70)
Net Income	(153,965.34)	(607,744.56)
Total Equity	**-3,014,756.13**	**(3,032,195.42)**
Total Liabilities and Equity	**3,869.99**	**(10,925.84)**



BlaqClouds Inc.

Income Statement

For the years ended 2020 & 2021

	2021	**2020**
Operating Revenues	-	38,718.88
Operating Expense	**(153,965.34)**	**(645,572.75)**
General and Administrative	(31,386.06)	(56,263.23)
Technology Expenses	(35,400.91)	(71,071.92)
Wages and Salaries	(34,424.97)	(433,255.40)
Utilities	(11,750.75)	(44,858.71)
Charges and Fees	(14,434.18)	(3,843.26)
Marketing and selling	(26,568.48)	(36,260.23)
Operating (Loss)	**(153,965.34)**	**(606,853.87)**
Exchange Losses	-	(890.69)
Net Income	**(153,965.34)**	**(607,744.56)**



BlaqClouds Inc.

Statement of Changes in Equity

For the years ended 2020 & 2021

	Contributions	Retained Earnings	Equity Balance
Begging Balance as of January 1, 2020			**(2,425,934.48)**
Common Stock Purchases for 2020	-	-	(2,425,934.48)
Additional Paid in Capital for 2020	-	-	(2,425,934.48)
Owners Contributions (withdrawals) during 2020	1,483.62	-	(2,424,450.86)
Net Income (Loss) for 2020	-	(607,744.56)	(3,032,195.42)
Equity Ending Balance as of December 31, 2020			**(3,032,195.42)**
Additional Common Stock	137,876.9	-	(2,894,319)
Net Change in Owners Current	33,527.7	-	(2,860,791)
Net Loss for the year		(153,965.3)	**(3,014,756)**



BlaqClouds Inc.

Statement of Cash Flow

For the years ended 2020 & 2021

	2021	**2020**
Loss from Operating Activities	(153,965.34)	(607,744.56)
Adjustments to net cash from operating activities		
Accrued Salaries	14,098.59	323,857.97
Loan Payment	(16,742.06)	4,461.30
Total Adjustments to net cash from operating activities	-	328,319.27
Net Cash Flow used for Operating Activities	**(156,608.81)**	**(279,425.29)**
Cash Flow From Investing Activities		
Assets Purchased – Computer Equipment's	-	(3,172.75)
Net Cash Flow for Investment Activities	-	**(3,172.75)**
Cash Flows from Financing Activities		
Equity Payable	-	53,186.58
Loans Payable	-	163,992.50
Common Stock	137,876.9	-
Owner's Pay & Personal Expenses	33,527.7	1,483.62
Net Cash Flow by Financing Activities	**171,404.63**	**218,662.70**
Net Increase (decrease) in cash	14,795.83	**(63,935.34)**
Cash at Begging of Year	(14,098.59)	49,836.75
Cash at End of Year	**697.24**	**(14,098.59)**



BlaqClouds Inc.

Notes to the Financial Statements:

As of 31 December 2020 & 2021

1. **Description of the Business**

BlaqCoulds Inc. was incorporated in Nevada in 2016. The company have been developing the world's first online community that's fully integrated into offline communities. Over the past three years, the company has been privately funded, with approximately $1.6M.

For more information about the business visit BlaqCoulds website: https://blaqclouds.com

2. **Summary of Significant Accounting Policies**

2.1. Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

2.2. Revenue Recognition

The Company recognizes revenues from providing professional services when earned and collection is reasonably assured. Upfront fees are recognized over the estimated period that the related services are performed. Transaction-related fees are recognized when all services for a transaction have been provided, specified conditions have been met and the transaction closes. Expenses are reflected on the statements of operations, net of client reimbursements.

Currently, as we are recovering from Covid 19, which had a material financial impact on our company, we are negotiating with companies that will bring us millions of subscribers for our technologies. Currently, we are still trying to raise the required funds to reach our next milestone.

2.3. Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. [e.g. useful life of fixed assets].

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

2.4. Termination of Ethesia Lease Contract

In August 2019, the company signed an agreement with Lyndon Davis to purchase the intellectual property rights of Ethesia for $3M, however, the company during May 2020, and due to Covid 19 pandemic and its economic effects, the company signed a handover agreement with the seller, and ended the purchase agreement with waiver of all claims as the company acknowledged its default and immediate handover of the asset to Lyndon Davis in writing.



Notes to the Financial Statements (continued):

2.5. Common Stock and Additional Paid-In Capital

The company has authorized to sell 680,000,000 stocks for par value of $0.001 per share. As of December 31, 2020, the company outstanding common stocks were 112,001,711 shares and 5,000,000 as preferred stock. The amount paid in excess of par value is recorded as Additional Paid-In Capital, and during 2021, the company sold 25M shares for $25,000.

2.6. Note Payable

The company signed a note payable for Maxwell Recourses Inc. in May 2019 for principle amount of $20,000 on 18% interest rate. As of December 31, 2021 the company the note balance (principal and interest) is $31,075.

2.7. Related Party Notes, Equity, and Loans Payables

The company, to signed notes, and loans with its employees for part of the salaries amounts, the balance of those liabilities are described in the below table:

#	Description	2020	Change in 2021	Balance
1	Notes Payable	213,006	--	213,006
2	Equity Payable	601,655	--	601,655
3	Loans Payable	878,453.8	(16,742.06)	861,711.74

2.8. Salaries expense and Accrued Salaries

The company salaries expense for the year was $34,424.97, Accrued salaries increased by $14,0958.59,. Salaries expense decreased 92% from previous year.

2.9. General and Administrative

General and administrative expenses include all expenses that are required to run the operations of the business, that are general in its nature, such as utilities, rent, office supplies, telecommunications, etc. the general and administrative expense was $31,386.06 for the year ended December 31, 2021. General and Administrative expenses decreased 44% from previous year.

2.10. Marketing and selling expense

Costs associated with the Company's advertising, are expensed as incurred, and are included in sales and marketing expenses. Advertising expense was $26,568.48 for the year ended December 31, 2021. Marketing and selling expenses has a 27% decrease from previous year.

2.11. Technology Expenses

The company expenses related to technology usage, i.e. Computer Hosting, Internet, Software expenses, Programming, etc. were $35,400.91 for the year ended December 31, 2021. Technology expenses decreased 50% from previous year.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of § 227.202;

No

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

No other material information.

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).